SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G
                                 (Rule 13d-102)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
                             (Amendment No._______)*


                        American Israeli Paper Mills Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock/Regular Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    027069509
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 March 21, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [ ]   Rule 13d-1(b)

            [x]   Rule 13d-(c)

            [ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)



                                Page 1 of 8 Pages
                        Exhibit Index Contained on Page 7


----------------------------------------------------------                     --------------------------------------
CUSIP NO. 027069509                                               13 G                   Page 2 of 8 Pages
----------------------------------------------------------                     --------------------------------------

------------ ---------------------------------------------------------------------------------------------------------
1            NAMES OF REPORTING PERSONS      D.B.P.L. Public Investments Ltd.
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                      Tax ID Number: None
------------ ---------------------------------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                    (a)  [ ]         (b)  [ ]
------------ ---------------------------------------------------------------------------------------------------------
3            SEC USE ONLY
------------ ---------------------------------------------------------------------------------------------------------
4            CITIZENSHIP OR PLACE OF ORGANIZATION
                      Israel
------------ ---------------------------------------------------------------------------------------------------------
             NUMBER OF               5        SOLE VOTING POWER
              SHARES
           BENEFICIALLY                       455,150
      OWNED BY EACH REPORTING       -------- ------------------------------------------------------------------------
           PERSON WITH               6        SHARED VOTING POWER
                                    -------- ------------------------------------------------------------------------
                                     7        SOLE DISPOSITIVE POWER

                                              455,150
                                     -------- ------------------------------------------------------------------------
                                     8        SHARED DISPOSITIVE POWER
------------------------------------ -------- ------------------------------------------------------------------------
9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON                                                                       455,150
------------ ---------------------------------------------------------------------------------------------------------
10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
             EXCLUDES CERTAIN SHARES*                                                               [ ]
------------ ---------------------------------------------------------------------------------------------------------
11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                                                    11.8%
------------ ---------------------------------------------------------------------------------------------------------
12           TYPE OF REPORTING PERSON*
                                                                                  Israeli Limited Corporation
------------ ---------------------------------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 8 Pages


ITEM 1(a).        NAME OF ISSUER:

                  American Israeli Paper Mills Ltd.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  Industrial Area
                  PO Box 142
                  Hadera, Israel  38101

ITEM 2(a).        NAME OF PERSON FILING:

                  D.B.P.L. Public Investments Ltd.

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

                  20th Shlonski Street
                  Tel Aviv, Israel

ITEM 2(c)         CITIZENSHIP:

                  Israeli Limited Corporation

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock

ITEM 2(e).        CUSIP NUMBER:

                  CUSIP # 027069509

ITEM 3.           Not Applicable

                                                               Page 4 of 8 Pages

ITEM 4.     OWNERSHIP:

            The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of March 28, 1999:

           (a) Amount beneficially owned:

               See Row 9 of cover page for each Reporting Person.

           (b) Percent of Class:

               See Row 11 of cover page for each Reporting Person.

           (c) Number of shares as to which such person has:

              (i)   Sole power to vote or to direct the vote:

                    See Row 5 of cover page for each Reporting Person.

              (ii)  Shared power to vote or to direct the vote:

                    See Row 6 of cover page for each Reporting Person.

              (iii) Sole power to dispose or to direct the disposition of:

                    See Row 7 of cover page for each Reporting Person.

              (iv)  Shared power to dispose or to direct the disposition of:

                    See Row 8 of cover page for each Reporting Person.

                                                               Page 5 of 8 Pages

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

         Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

         Not applicable

ITEM 10. CERTIFICATION:

         Not applicable

                                                               Page 6 of 8 Pages

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 28, 1999




/s/ Michael Dorsman, Director
-----------------------------




/s/ Hanan Ben-Yehuda, Director
------------------------------

                                                               Page 7 of 8 Pages


                                 EXHIBIT INDEX


                                                                 Found on
                                                               Sequentially
Exhibit                                                        Numbered Page
-------                                                        -------------

Exhibit A:  Agreement of Joint Filing                                8

                                                               Page 8 of 8 Pages


                                    EXHIBIT A

                            Agreement of Joint Filing

                  The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of ______________________ shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.


Date:  ____________________________




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